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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                             LASER POWER CORPORATION
                       (Name of Subject Company (Issuer))

                                   ACEC, INC.
                             UNION MINIERE USA INC.
                      (Names of Filing Persons (Offerors))

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   51806K 10 4
                                   -----------
                      (CUSIP Number of Class of Securities)

                                  Richard Laird
                                   ACEC, Inc.
                             Union Miniere USA Inc.
                           c/o Union Miniere USA Inc.
                               3120 Highwood Blvd.
                                    Suite 110
                                Raleigh, NC 27604
                                 (919) 874-7156

                                    Copy to:

                                  J. Hovey Kemp
                             Hogan & Hartson L.L.P.
                           555 Thirteenth Street, N.W.
                              Washington, DC 20004
                                 (202) 637-5600

                            CALCULATION OF FILING FEE

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              Transaction Valuation                                      Amount of Filing Fee
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              Not Applicable                                             Not Applicable
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[ ]    Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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Amount Previously Paid: _________________                     Filing Party:_________________

Form or Registration No.: _______________                     Date Filed: __________________

[X]    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[X]    third party tender offer subject to Rule 14d-1.
[ ]    issuer tender offer subject to Rule 13e-4.
[ ]    going-private transaction subject to Rule 13e-3.
[ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]